SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At June 30, 2015 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras
Index
(Expressed in millions of reais, unless otherwise indicated)

Independent auditor's report		3
Statement of Financial Position		5
Statement of Income		6
Statement of Comprehensive Income		7
Statement of Cash Flows		8
Statement of Changes in Shareholders’ Equity		9
Statement of Added Value		10
Notes to the financial statements		11
1.	The Company and its operations	11
2.	Basis of preparation of interim financial information	11
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	11
4.	Basis of consolidation	12
5.	Accounting policies	12
6.	Cash and cash equivalents and Marketable securities	13
7.	Trade and other receivables	14
8.	Inventories	17
9.	Disposal of assets and legal mergers	18
10.	Investments	19
11.	Property, plant and equipment	21
12.	Intangible assets	22
13.	Impairment	23
14.	Exploration for and evaluation of oil and gas reserves	24
15.	Trade payables	25
16.	Finance debt	25
17.	Leases	28
18.	Related parties	29
19.	Provision for decommissioning costs	34
20.	Taxes	35
21.	Employee benefits (Post-Employment)	38
22.	Shareholders’ equity	41
23.	Sales revenues	41
24.	Other expenses, net	41
25.	Costs and Expenses by nature	42
26.	Net finance income (expense), net	43
27.	Supplemental information on statement of cash flows	43
28.	Segment information	44
29.	Provisions for legal proceedings	48
30.	Collateral for crude oil exploration concession agreements	53
31.	Risk management	53
32.	Fair value of financial assets and liabilities	57
33.	Correlation between the notes disclosed in the complete annual financial statements as of
December 31, 2014 and the interim statements as of June 30, 2015		59

Petróleo Brasileiro S.A. – Petrobras

Independent auditor's report

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended June 30, 2015, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Petróleo Brasileiro S.A. – Petrobras

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes that:

(i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

(ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission – SEC are still on going.

We also draw attention to note 29.2 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2015. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, August 06, 2015

/s/

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Statement of Financial Position

June 30, 2015 and December 31, 2014 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	06.30.2015	12.31.2014	06.30.2015	12.31.2014	Liabilities	Note	06.30.2015	12.31.2014	06.30.2015	12.31.2014

Current assets						Current liabilities
Cash and cash equivalents	6	81,166	44,239	4,485	5,325	Trade payables	15	24,581	25,924	26,899	26,575
Marketable securities	6	10,478	24,763	13,885	15,241	Finance debt	16	44,610	31,523	57,162	48,594
Trade and other receivables, net	7	20,050	21,167	18,073	17,783	Finance lease obligations	17	45	42	1,939	1,609
Inventories	8	33,771	30,457	27,231	24,461	Income taxes payable	20.1	910	657	−	−
Recoverable income taxes	20.1	2,773	2,823	1,121	1,297	Other taxes payable	20.1	16,316	10,796	15,278	9,507
Other recoverable taxes	20.1	7,154	7,300	5,062	5,609	Payroll, profit sharing and related charges		5,472	5,489	4,623	4,695
Advances to suppliers		717	1,123	536	923	Pension and medical benefits	21.1	2,109	2,115	2,028	2,026
Other current assets		3,990	3,138	3,335	1,965	Other current liabilities		6,360	6,113	2,766	2,727
		160,099	135,010	73,728	72,604			100,403	82,659	110,695	95,733
Assets classified as held for sale		281	13	232	10	Liabilities on assets classified as held for sale		193	−	193	−
		160,380	135,023	73,960	72,614			100,596	82,659	110,888	95,733

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	16	370,726	319,322	173,385	151,399
Trade and other receivables, net	7	16,219	12,834	6,893	10,671	Finance lease obligations	17	168	148	4,641	4,293
Marketable securities	6	298	290	255	249	Deferred income taxes	20.2	4,927	8,052	6,318	9,062
Judicial deposits	29.1	9,094	7,124	7,959	5,927	Pension and medical benefits	21.1	46,074	43,803	43,159	41,108
Deferred income taxes	20.2	2,888	2,673	−	−	Provisions for legal proceedings	29.1	4,446	4,091	3,697	3,338
Other tax assets	20.1	10,332	10,645	8,810	8,943	Provision for decommissioning costs	19	20,575	21,958	19,335	20,630
Advances to suppliers		6,743	6,398	1,199	1,056	Other non-current liabilities		2,384	2,620	1,663	1,994
Other non-current assets		10,657	10,140	8,407	8,206			449,300	399,994	252,198	231,824
		56,231	50,104	33,523	35,052			549,896	482,653	363,086	327,557

						Shareholders' equity
Investments	10	15,587	15,282	103,251	82,481	Share capital (net of share issuance costs)	22.1	205,432	205,432	205,432	205,432
Property, plant and equipment	11	615,096	580,990	450,533	437,150	Capital transactions		(646)	(646)	(430)	(430)
Intangible assets	12	12,005	11,976	9,039	9,108	Profit reserves		133,304	127,438	133,088	127,222
						Other comprehensive income		(30,870)	(23,376)	(30,870)	(23,376)
		698,919	658,352	596,346	563,791			307,220	308,848	307,220	308,848
						Non-controlling interests		2,183	1,874	−	−
								309,403	310,722	307,220	308,848

		859,299	793,375	670,306	636,405			859,299	793,375	670,306	636,405

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Income

June 30, 2015 and 2014 (In R$ million, unless otherwise indicated)

		Consolidated				Parent Company
	Note	Apr-Jun/2015	Apr-Jun/2014	Jan-Jun/2015	Jan-Jun/2014	Apr-Jun/2015	Apr-Jun/2014	Jan-Jun/2015	Jan-Jun/2014
Sales revenues	23	79,943	82,298	154,296	163,843	64,112	66,015	123,069	129,665
Cost of sales		(54,381)	(63,480)	(106,324)	(125,862)	(44,788)	(51,570)	(85,971)	(102,048)
Gross profit		25,562	18,818	47,972	37,981	19,324	14,445	37,098	27,617

Income (expenses)
Selling expenses		(3,886)	(2,772)	(5,610)	(5,497)	(4,326)	(3,374)	(6,438)	(6,641)
General and administrative expenses		(2,764)	(2,580)	(5,474)	(5,140)	(1,977)	(1,765)	(3,871)	(3,552)
Exploration costs	14	(1,420)	(1,803)	(2,403)	(3,328)	(1,399)	(1,656)	(2,277)	(3,132)
Research and development expenses		(610)	(601)	(1,174)	(1,193)	(606)	(592)	(1,166)	(1,181)
Other taxes		(3,960)	(313)	(4,713)	(640)	(3,724)	(209)	(4,178)	(408)
Other expenses, net	24	(3,435)	(1,901)	(5,776)	(5,758)	(3,957)	(2,144)	(6,746)	(5,973)
		(16,075)	(9,970)	(25,150)	(21,556)	(15,989)	(9,740)	(24,676)	(20,887)

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		9,487	8,848	22,822	16,425	3,335	4,705	12,422	6,730

Net finance income (expenses):	26	(6,048)	(940)	(11,669)	(1,114)	(4,821)	157	(10,178)	612
Finance income		615	758	1,349	1,800	1,076	844	1,869	1,621
Finance expenses		(5,561)	(2,243)	(9,252)	(4,091)	(5,688)	(1,114)	(8,115)	(1,937)
Foreign exchange and inflation indexation charges		(1,102)	545	(3,766)	1,177	(209)	427	(3,932)	928
									−
Share of earnings in equity-accounted investments	10.2	169	271	342	793	3,774	2,082	7,149	6,208

Profit sharing	21.2	(27)	(312)	(363)	(648)	29	(252)	(268)	(533)

Net income before income taxes		3,581	7,867	11,132	15,456	2,317	6,692	9,125	13,017

Income taxes	20.4	(2,673)	(2,676)	(5,696)	(4,479)	(1,786)	(1,752)	(3,264)	(2,714)

Net income		908	5,191	5,436	10,977	531	4,940	5,861	10,303

Net income attributable to:
Shareholders of Petrobras		531	4,959	5,861	10,352	531	4,940	5,861	10,303
Non-controlling interests		377	232	(425)	625	−	−	−	−
		908	5,191	5,436	10,977	531	4,940	5,861	10,303
Basic and diluted earnings per share (in R$)	22.2	0.04	0.38	0.45	0.79	0.04	0.38	0.45	0.79

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Comprehensive Income

June 30, 2015 and 2014 (In R$ million)

	Consolidated				Parent Company
	Apr-Jun/2015	Apr-Jun/2014	Jan-Jun/2015	Jan-Jun/2014	Apr-Jun/2015	Apr-Jun/2014	Jan-Jun/2015	Jan-Jun/2014

Net income	908	5,191	5,436	10,977	531	4,940	5,861	10,303

Actuarial gains / (losses) on defined benefit pension plans	−	(1)	−	(1)	−	−	−	−
Items that may be reclassified subsequently to the statement of income:
Cumulative translation adjustments	(1,891)	(1,032)	7,340	(3,145)	−	−	−	−

Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	5,349	2,881	(22,958)	6,774	4,659	2,768	(20,301)	6,488
Reclassified to the statement of income	1,507	301	2,331	772	1,358	274	2,041	697
Deferred income taxes	(2,330)	(1,082)	7,013	(2,565)	(2,046)	(941)	6,208	(2,206)
	4,526	2,100	(13,614)	4,981	3,971	2,101	(12,052)	4,979

Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	3	3	9	6	−	−	−	−
	3	3	9	6	−	−	−	−

Share of other comprehensive income (losses) in equity-accounted investments	181	85	(849)	226	(1,039)	(865)	4,563	(2,490)

Total other comprehensive income	2,819	1,155	(7,114)	2,067	2,932	1,236	(7,489)	2,489

Total comprehensive income	3,727	6,346	(1,678)	13,044	3,463	6,176	(1,628)	12,792

Comprehensive income attributable to:
Shareholders of Petrobras	3,463	6,195	(1,628)	12,841	3,463	6,176	(1,628)	12,792
Non-controlling interests	264	151	(50)	203	−	−	−	−
Total comprehensive income	3,727	6,346	(1,678)	13,044	3,463	6,176	(1,628)	12,792

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Cash Flows

June 30, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	Jan-Jun/ 2015	Jan-Jun/ 2014	Jan-Jun/ 2015	Jan-Jun/ 2014
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	5,861	10,352	5,861	10,303

Adjustments for:
Non-controlling interests	(425)	625	−	−
Pension and medical benefits (actuarial expense)	3,368	2,252	3,106	1,953
Share of earnings in equity-accounted investments	(342)	(793)	(7,149)	(6,208)
Depreciation, depletion and amortization	17,544	14,833	12,998	10,992
Impairment charges	1,329	473	1,193	317
Allowance for impairment of trade receivables	24	209	(369)	186
Exploratory expenditures written off	1,663	2,552	1,569	2,427
Gains / (Losses) on disposal / write-offs of non-current assets, E&P returned areas and cancelled projets	(189)	(313)	112	69
Foreign Exchange variation, indexation and charges on finance and other operations	11,871	2,896	9,879	717
Deferred income taxes, net	3,812	2,296	3,264	2,714

Increase (Decrease) in assets
Trade and other receivables, net	(343)	(3,190)	(55)	(3,032)
Inventories	(2,654)	(4,760)	(2,670)	(3,107)
Other assets	(3,513)	(2,445)	(4,032)	(3,406)

Increase (Decrease) in liabilities
Trade payables	(2,456)	157	(1,054)	(2,618)
Taxes payable	5,992	(2,006)	6,328	(1,922)
Pension and medical benefits	(1,122)	(901)	(1,053)	(854)
Other liabilities	(1,103)	1,477	(1,110)	1,570
Net cash provided by operating activities	39,317	23,714	26,818	10,101

Cash flows from Investing activities
Capital expenditures	(35,069)	(39,830)	(25,877)	(31,100)
Increase (Decrease) in investments	(231)	(288)	(13,205)	1,875
Proceeds from disposal of assets (divestment)	612	1,054	223	893
Divestment (Investments) in marketable securities	18,143	1,306	1,908	6,080
Dividends received	467	641	3,405	2,412
Net cash provided by / (used in) investing activities	(16,078)	(37,117)	(33,546)	(19,840)

Cash flows from financing activities
Acquisition of non-controlling interest	505	1	−	−
Proceeds from long-term financing	37,472	64,026	44,713	42,514
Repayment of principal	(19,446)	(11,068)	(35,661)	(22,563)
Repayment of interest	(9,445)	(6,663)	(3,164)	(2,453)
Dividends paid to shareholders	−	(8,731)	−	(8,731)
Net cash provided by / (used in) financing activities	9,086	37,565	5,888	8,767

Effect of exchange rate changes on cash and cash equivalents	4,602	(3,194)	−	−

Net increase / (decrease) in cash and cash equivalents in the year	36,927	20,968	(840)	(972)

Cash and cash equivalents at the beginning of the year	44,239	37,172	5,325	7,917

Cash and cash equivalents at the end of the period	81,166	58,140	4,485	6,945

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Changes in Shareholders’ Equity

June 30, 2015 and December 31, 2014 (In R$ million, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (including share issuance costs)	Capital transactions	Cumulative translation adjustment	Actuarial gains (losses) on pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Deferred charges	Non-controlling interests	Total consolidated shareholders' equity
	205,411	1,048	5,196	(3,516)	(8,376)	(548)	16,524	4,503	1,414	126,484	−	348,140	(200)	1,394	349,334
Balance as of December 31, 2013	205,411	1,048				(7,244)					148,925	348,140	(200)	1,394	349,334
Capital increase with reserves	21								(21)			−			−
Realization of deemed cost of associates						(5)					5	−			−
Change in interest in subsidiaries		(81)										(81)		(1)	(82)
Net income											10,303	10,303	49	625	10,977
Other comprehensive income (loss)			(2,723)	(1)	4,981	232						2,489		(422)	2,067
Dividends												−		(56)	(56)
Balance as of June 30, 2014	205,432	967	2,473	(3,517)	(3,395)	(321)	16,524	4,503	1,393	126,484	10,308	360,851	(151)	1,540	362,240
	205,432	967				(4,760)					159,212	360,851	(151)	1,540	362,240

	205,432	(430)	9,959	(14,545)	(17,601)	(1,189)	16,524	4,503	1,393	104,802	−	308,848		1,874	310,722
Balance as of December 31, 2014	205,432	(430)				(23,376)					127,222	308,848		1,874	310,722
Realization of deemed cost of associates						(5)					5	−			−
Change in interest in subsidiaries												−		505	505
Net income											5,861	5,861		(425)	5,436
Other comprehensive income (loss)			6,965		(13,614)	(840)						(7,489)		375	(7,114)
Dividends												−		(146)	(146)
Balance as of June 30, 2015	205,432	(430)	16,924	(14,545)	(31,215)	(2,034)	16,524	4,503	1,393	104,802	5,866	307,220		2,183	309,403
	205,432	(430)				(30,870)					133,088	307,220		2,183	309,403

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Added Value

June 30, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated				Parent Company
	Jan-Jun/2015		Jan-Jun/2014		Jan-Jun/2015		Jan-Jun/2014
Income
Sales of products, services provided and other revenues	199,873		203,595		165,196		165,875
Gains and provision for impairment of trade receivables	(24)		(209)		369		(186)
Revenues related to construction of assets for own use	33,309		40,357		26,593		34,301
	233,158		243,743		192,158		199,990
Inputs acquired from third parties
Materials consumed	(51,848)		(75,222)		(37,347)		(57,917)
Materials, power, third-party services and other operating expenses	(48,345)		(44,968)		(40,937)		(40,692)
Tax credits on inputs acquired from third parties	(8,070)		(13,522)		(9,961)		(12,671)
Impairment	(1,329)		(473)		(1,193)		(317)
	(109,592)		(134,185)		(89,438)		(111,597)

Gross added value	123,566		109,558		102,720		88,393

Depreciation, depletion and amortization	(17,544)		(14,833)		(12,998)		(10,992)

Net added value produced by the Company	106,022		94,725		89,722		77,401

Transferred added value
Share of profit of equity-accounted investments	342		793		7,149		6,208
Finance income	1,349		1,800		2,767		1,652
Rents, royalties and others	216		142		20		394
	1,907		2,735		9,936		8,254
Total added value to be distributed	107,929		97,460		99,658		85,655

Distribution of added value

Personnel and officers
Direct compensation
Salaries	9,625	9%	8,896	10%	7,234	7%	7,084	8%
Profit sharing	363	0%	648	1%	268	0%	533	1%
	9,988	9%	9,544	11%	7,502	7%	7,617	9%
Benefits
Short-term benefits	651	1%	2,969	3%	488	0%	2,594	3%
Pension plan	1,998	2%	1,391	1%	1,839	2%	1,145	1%
Medical plan	2,040	2%	1,579	2%	1,865	2%	1,308	2%
	4,689	5%	5,939	6%	4,192	4%	5,047	6%
FGTS	633	1%	606	1%	558	1%	532	1%
	15,310	15%	16,089	18%	12,252	12%	13,196	16%
Taxes
Federal (*)	31,528	28%	30,467	31%	27,645	28%	27,012	32%
State	25,394	24%	22,546	23%	16,225	16%	13,543	16%
Municipal	321	0%	186	0%	175	0%	114	0%
Abroad (*)	3,193	3%	2,647	2%	−	0%	−	0%
	60,436	55%	55,846	56%	44,045	44%	40,669	48%

Financial institutions and suppliers
Interest, and exchange and indexation charges	15,749	15%	7,247	7%	15,206	15%	5,038	6%
Rental and affreightment expenses	10,998	10%	7,301	7%	22,294	22%	16,449	19%
	26,747	25%	14,548	14%	37,500	37%	21,487	25%
Shareholders
Non-controlling interests	(425)	0%	625	1%	−	0%	−	0%
Retained earnings	5,861	5%	10,352	11%	5,861	7%	10,303	11%
	5,436	5%	10,977	12%	5,861	7%	10,303	11%

Added value distributed	107,929	100%	97,460	100%	99,658	100%	85,655	100%

(*) Includes government holdings.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company” or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information. The noncurrent deferred charges account was fully amortized at December 31, 2014. The reconciliations between the parent company’s and the consolidated shareholders’ equity and net income are presented in Note 4.1.

This interim financial information presents the significant changes in the period, without repeating all information previously reported in notes to the Company’s financial statements, and presents the consolidated information, considering Management’s understanding that the consolidated financial information provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company are also included. As a result, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company has reclassified certain amounts from prior periods to provide a more appropriate presentation and to be consistent with the industry practice, as set out in notes 7 and 24. Net income was not affected in any of the periods presented.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on August 6, 2015.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 audited consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In preparing its financial statements for the period ended June 30, 2015, the Company carefully considered all available information and does not believe that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this belief, the Company will continuously monitor the investigations for additional information and, as of June 30, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015, the Company received R$ 157 representing the first portion of amounts recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who had previously entered into a plea agreement with Brazilian authorities. This amount was recognized as other income (amounts recovered – “overpayments incorrectly capitalized”) in the quarter ended June 30, 2015. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings, including those related to the “Lava Jato” investigation.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2015.

The main disposal of assets and legal mergers are set out in note 9.

4.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	06.30.2015	12.31.2014	Jan-Jun2015	Jan-Jun2014
Consolidated - IFRS	309,403	310,722	5,436	10,977
Non-controlling Interests	(2,183)	(1,874)	425	(625)
Deferred Expenses, Net of Income Tax (*)	−	−	−	(49)
Parent company - Brazilian Accounting Standards (CPC)	307,220	308,848	5,861	10,303

(*) Deferred expenses were fully amortized by December 31, 2014.

5.            Accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and Cash Equivalents	Consolidated
	06.30.2015	12.31.2014
Cash at bank and in hand	3,363	1,884
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	5,412	5,311
Other investment funds	146	107
	5,558	5,418
- Abroad
Time deposits	48,391	23,110
Automatic investing accounts	11,460	8,226
Other financial investments	12,394	5,601
	72,245	36,937
Total short-term financial investments	77,803	42,355
Total cash and cash equivalents	81,166	44,239

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities	Consolidated
	06.30.2015			12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total

Trading securities	5,611	−	5,611	7,146	−	7,146
Available-for-sale securities	5	8	13	6	50	56
Held-to-maturity securities	278	4,874	5,152	270	17,581	17,851
	5,894	4,882	10,776	7,422	17,631	25,053
Current	5,611	4,867	10,478	7,146	17,617	24,763
Non-current	283	15	298	276	14	290

Trading securities refer mainly to investments in Brazilian Federal Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	06.30.2015	12.31.2014
Trade receivables
Third parties	29,625	26,620
Related parties (Note 18)
Investees	1,802	2,293
Receivables from the electricity sector	9,239	7,879
Petroleum and alcohol accounts - receivables from Federal Government	848	843
Other receivables	4,957	5,322
	46,471	42,957
Provision for impairment of trade receivables	(10,202)	(8,956)
	36,269	34,001
Current	20,050	21,167
Non-current	16,219	12,834

Beginning in 2015 the Company classifies performance bonuses paid to customers as other long-term receivables (previously classified as non-current trade and other receivables, net) in order to provide a better presentation of its accounts receivable. On December 31, 2014, R$ 1,607 were reclassified in the consolidated financial statements.

7.2.       Changes in the allowance for impairment of trade receivables

	Consolidated
	06.30.2015	12.31.2014
Opening balance	8,956	3,293
Additions	2,438	5,801
Write-offs (*)	(1,442)	(323)
Cumulative translation adjustment	250	185
Closing balance	10,202	8,956
Current	5,451	3,845
Non-current	4,751	5,111

(*) Includes a R$ 1,602 reversal related to companies from the isolated electricity sector, in 2015, as set out in note 7.4.

7.3.       Trade receivables overdue - Third parties

	Consolidated
	06.30.2015	12.31.2014
Up to 3 months	2,695	2,186
From 3 to 6 months	1,416	472
From 6 to 12 months	1,571	480
More than 12 months	5,391	4,866
	11,073	8,004

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.4.       Trade receivables - electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
	06.30.2015			12.31.2014
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (note 18.5)	7,232	2,007	9,239	6,736	1,143	7,879
Companhia de Gás do Amazonas (CIGÁS)	3,234	1,508	4,742	3,364	442	3,806
Others	101	1,130	1,231	63	1,046	1,109
	10,567	4,645	15,212	10,163	2,631	12,794
(-) Allowance for impairment of trade receivables	(1,722)	(1,698)	(3,420)	(2,895)	(1,650)	(4,545)
Total	8,845	2,947	11,792	7,268	981	8,249
Related parties	6,635	1,709	8,344	6,569	437	7,006
Third parties	2,210	1,238	3,448	699	544	1,243

As of June 30, 2015, R$12,627 of the Company’s trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was R$ 15,212 as of June 30, 2015 (R$ 12,794 as of December 31, 2014).

A portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Recently, funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged owing US$ 2,772 to the Company. This amount is being updated monthly based on the Selic interest rate (Brazilian short-term interest rate). Under the agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, R$ 7,380 (R$ 6,084 as of December 31, 2014) had been guaranteed by collateral. The monthly installments have been timely paid to date.

As of December 31, 2014, the Company had recognized charges for allowances for impairment of trade receivables of R$ 4,545 (charged to selling expenses) to cover uncollateralized receivables as of October 31, 2014, including the balances from previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. On March 31, 2015 the Company recognized a reversal of allowance for impairment of trade receivables of R$ 1,295 (reduction in selling expenses), to reflect the additional portion of the trade receivables that was collateralized - additional receivables the CCC has from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético – CDE)that were pledged as security on May 7, 2015.

In 2015, the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter of 2015. We expected that this new policy would strengthen the financial situation of the companies in the electricity sector and, consequently reduce their insolvency on payables from fuel oil and other products supplied, which has not occurred yet. Due to the time lag between starting to charge higher electricity prices from end customers and the improvement of the financial situation of the companies in the electricity sector, the payments from end customer that will be transferred to the CCC and used to refund the electricity generation companies is taking longer than expected and the companies have not been fully refunded.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

As a result, the Company is in negotiations to address the overdue receivables, including the potential collateralization of the receivables. The Company has not entered into additional debt acknowledgement agreements yet, but it has established the necessary framework to collateralize the receivables, as set out in Interministerial Ordinance 372/2015, issued on August 5, 2015, authorizing a renegotiation of CDE’s debt with respect to overdue receivables between December 1, 2014 and June 30, 2015, with companies that are creditors of the CCC. This authorization enables the Company to enter into contracts to pledge additional credits of the CDE as collateral. CDE’ budget for 2015, as set out in table 4 of Techinical Note 33/2015 issued by the Superintendent of Electricity Prices and the Superintendent of Electricity Distribution Services of the Brazilian Electricity Agency (SGT-SRG/ANEEL) on February 26, 2015, reserves sufficient funds for the renegotiations authorized in the Interministerial Ordinance. In addition, the regulators have been discussing alternatives that could reduce the mismatch between the cash flows (from the CDE/CCC to Petrobras and Petrobras Distribuidora - BR).

Therefore, based on Management’s best judgment, the Company has recognized in the quarter ended June 30, 2015 an alllowance for impairment of trade receivables of R$ 383, with respect to products supplied after November 1, 2014, which were overdue as of June 30, 2015 and uncollateralized.

In addition, the Company recognized a reversal of allowance for impairment of trade receivables of R$ 307, with respect to receivables from Cigás. This was the result of a preliminary injunction from a Brazilian court that granted the Company access to restricted funds in a blocked bank account that was attached to a commercial contract with Cigás, and is the subject of a legal dispute.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	06.30.2015	12.31.2014
Crude oil	12,487	10,563
Oil Products	12,616	11,510
Intermediate products	2,158	2,268
Natural gas and LNG (*)	1,077	951
Biofuels	499	398
Fertilizers	187	91
	29,024	25,781
Materials, supplies and others	4,810	4,797
	33,834	30,578
Current	33,771	30,457
Non-current	63	121

(*) Liquid natural gas

Inventories are presented net of a R$ 29 allowance reducing inventories to net realizable value (R$ 399 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the six-month period ended June 30, 2015 the Company recognized a R$ 38 allowance reducing inventories to net realizable value recognized as cost of sales (R$ 488 in the six-month period ended June 30, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,508 (R$ 6,151 as of December 31, 2014), as set out in note 21.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 million, made on the same date. The Company recognized a US$ 77 million gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder for R$ 870, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a R$ 145 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of R$ 223, in other income.

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.        Investments

10.1.   Investments in subsidiaries, joint ventures, joint operations and associates (Parent Company)

	06.30.2015	12.31.2014
Subsidiaries:
PNBV (*)	58,972	36,690
BR Distribuidora	12,326	11,924
TAG	4,938	6,490
Transpetro	4,625	4,738
PB-LOG	3,304	3,398
PIB BV	2,569	1,183
Gaspetro	2,562	2,593
PBIO	1,817	2,209
Liquigás	1,005	1,017
Termomacaé	895	813
Citepe	841	1,049
Araucária Nitrogenados	794	761
Breitener	581	565
PetroquímicaSuape	529	750
Termobahia	427	398
5283 Participações	316	215
PBEN	269	432
Other subsidiaries	528	1,058
Joint operations	213	204
Joint ventures	343	335
Associates
Braskem	4,146	4,544
Other associates	1,230	1,092
Subsidiaries, joint operations/joint ventures and associates	103,230	82,458
Other investments	21	23
Total investments	103,251	82,481

(*) Includes capital contributions in the amount of R$ 12,804 (US$ 4,167) made during 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	Investiments		Equity
Investments measured using equity method	06.30.2015	12.31.2014	Jan-Jun/2015	Jan-Jun/2014
Braskem S.A.	4,146	4,544	486	206
Petrobras Oil & Gas B.V. - PO&G	5,236	4,554	72	292
Guarani S.A.	1,225	1,377	(73)	(25)
State-controlled Natural Gas Distributors	939	904	104	135
Nova Fronteira Bioenergia S.A.	445	433	12	14
Petrowayu S.A.	422	361	−	(3)
Petroritupano S.A.	345	297	(2)	(4)
Other investees of petrochemical sector	167	174	21	37
UEG Araucária Ltda	194	194	51	49
Petrokariña S.A.	139	119	−	−
Other associates (*) (**)	2,264	2,280	(329)	92
	15,522	15,237	342	793
Other investees	65	45	−	−
	15,587	15,282	342	793

(*) Includes impairment losses of R$ 293 as set out in note 13.2.

(**) Includes a 5% investment in Sete Brasil and a 4.59% investment in FIP Sondas (which owns 95% of Sete Brasil), totaling R$ 882 as of June 30, 2015 (R$ 746 as of December 31, 2014). These investments have been identified as a separate Cash-Generating Units. Sete Brasil holds interest in 29 SPEs and each SPE will have title to a drilling rig, which are now under construction at Brazilian shipyards. As a result of studies currently being carried out to evaluate the entire project, no impairment losses could be measured as of June 30, 2015 with respect to these investments.

10.3.    Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2015	12.31.2014	Type	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.89	1.72	3,921	2,334
						3,921	2,334

Associate
Braskem S.A.	212,427	212,427	Common	9.85	10.80	2,092	2,294
Braskem S.A.	75,793	75,793	Preferred A	13.62	17.50	1,032	1,326
						3,124	3,620

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the investment as of June 30, 2015, was R$ 3,124, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2014, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total	Total
Balance at January 1, 2014	18,431	211,781	186,840	116,828	533,880	402,567
Additions	71	4,826	71,410	1,394	77,701	59,820
Additions to / review of estimates of decommissioning costs	−	−	−	5,096	5,096	5,316
Capitalized borrowing costs	−	−	8,431	−	8,431	7,793
Write-offs	(23)	(132)	(9,303)	(464)	(9,922)	(9,007)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,425)
Transfers (***)	6,517	59,923	(86,189)	54,501	34,752	31,921
Depreciation, amortization and depletion	(1,252)	(17,409)	−	(11,500)	(30,161)	(22,081)
Impairment - recognition (****)	(2,370)	(3,682)	(30,997)	(7,540)	(44,589)	(34,762)
Impairment - reversal (****)	−	45	−	7	52	8
Cumulative translation adjustment	52	7,787	3,078	625	11,542	−
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Cost	29,160	377,259	140,627	233,808	780,854	586,684
Accumulated depreciation, amortization and depletion	(7,819)	(116,962)	−	(75,083)	(199,864)	(149,534)
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Additions	585	1,583	30,155	622	32,945	25,797
Additions to / review of estimates of decommissioning costs	−	−	−	(62)	(62)	57
Capitalized borrowing costs	−	−	2,721	−	2,721	2,252
Write-offs	(8)	(66)	(1,786)	(315)	(2,175)	(1,605)
Transfers	1,252	14,248	(28,109)	15,041	2,432	873
Depreciation, amortization and depletion	(833)	(9,493)	−	(6,986)	(17,312)	(12,819)
Impairment - recognition	−	(5)	(950)	(217)	(1,172)	(1,172)
Cumulative translation adjustment	131	11,258	4,186	1,154	16,729	−
Balance at June 30, 2015	22,468	277,822	146,844	167,962	615,096	450,533
Cost	31,360	408,760	146,844	250,050	837,014	612,180
Accumulated depreciation, amortization and depletion	(8,892)	(130,938)	−	(82,088)	(221,918)	(161,647)
Balance at June 30, 2015	22,468	277,822	146,844	167,962	615,096	450,533

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes R$ 24,419, reclassified from Intangible Assets to Property, Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

(****) For further information see note 14 to the audited consolidated financial statements for the year ended December 31, 2014.

As of June 30, 2015, the consolidated and parent company property, plant and equipment include assets under finance leases of R$ 493 and R$ 9,285, respectively (R$ 192 and R$ 8,979 at December 31, 2014).

The Company's property, plant and equipment include the amount of R$ 74,808 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2014	33,690	332	1,162	937	36,121	33,289
Addition	214	94	279	−	587	478
Capitalized borrowing costs	−	−	19	−	19	19
Write-offs	(219)	(11)	(23)	−	(253)	(229)
Transfers (**)	(24,164)	18	22	(3)	(24,127)	(24,057)
Amortization	(84)	(120)	(312)	−	(516)	(392)
Impairment - recognition	(21)	(1)	−	−	(22)	−
Impairment - reversal	15	−	−	−	15	−
Cumulative translation adjustment	111	3	1	37	152	−
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Cost	10,633	1,536	3,403	971	16,543	12,051
Accumulated amortization	(1,091)	(1,221)	(2,255)	−	(4,567)	(2,943)
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Addition	21	22	117	−	160	130
Capitalized borrowing costs	−	−	9	−	9	9
Write-offs	(58)	−	(4)	−	(62)	(54)
Transfers	−	−	23	−	23	25
Amortization	(38)	(50)	(144)	−	(232)	(179)
Impairment - recognition	(91)	−	−	−	(91)	−
Cumulative translation adjustment	162	3	5	52	222	−
Balance at June 30, 2015	9,538	290	1,154	1,023	12,005	9,039
Cost	10,412	1,620	3,546	1,023	16,601	12,149
Accumulated amortization	(874)	(1,330)	(2,392)	−	(4,596)	(3,110)
Balance at June 30, 2015	9,538	290	1,154	1,023	12,005	9,039

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes R$ 24,419, reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment annualy or when there is an indication that their carrying amount may not be recoverable.

Based on the new 2015 to 2019 Business and Management Plan - BMP (Plano de Negócios e Gestão - PNG), indicating a decrease in its investment portfolio when compared to the previous BMP.

The postponement of certain projects or removal from the BMP are indicators of possible impairment and, therefore, the respective assets were tested for impairment at June 30, 2015.

13.1.   Property, plant and equipment and intangible assets

For impairment testing purposes, the Company prioritized the use of the value in use of the assets for which there was an indication that their carrying amount may not be recoverable (individually or grouped into cash-generating units - CGUs). In measuring the value in use of an asset (or a CGU) the Company bases its cash flow projections on: (i) the estimated useful life of the asset or assets grouped into the CGU; (ii) assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and (iii) a pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC). The Company’s identified CGUs are set out in note 5.2 to its financial statements for the year ended December 31, 2014.

Projects postponed by the Company’s Management did not result in impairment losses for the respective assets or cash-generating units.

However, considering changes in future circumstances and projections, projects removed from the 2015-2019 BMP were also removed from their cash-generating units (set out in the Company’s financial statements for the year ended December 31, 2014 and when those assets had not suffered impairment losses) and were tested for impairment individually.

Impairment losses of R$ 1,286 were recognized in other expenses in the quarter ended June 30, 2015 as a result of the stand-alone basis impairment tests carried out for those assets, as set out below:

Assets or CGUs, by nature	Impairment losses	Business Segment
Nitrogen Fertilizer Plant - UFN-V	585	Gas & Power
RTM assets	364	RTM
Producing properties: E&P activities in Brazil (several CGUs) and assets held for sale (*)	246	E&P - Brazil
Signature bonuses (Intangible Assets) - Petrobras America (PAI)	91	Intl' E&P
	1,286

(*) Includes impairment losses of R$ 25 in property, plant and equipment and R$ 23 in accounts receivable related to the disposal of Bijupirá and Salema fields.

 In the future, the Company will be determining possible uses for these assets, including: (i) using parts and equipment from those projects in other projects; (ii) divesting; (iii) looking for partners for those projects; or (iv) writing off these assets.

13.2.   Investments in associates and joint ventures

The Company’s impairment tests of investments in associates and joint ventures resulted in impairment losses of R$ 167 in its biofuels segment, due to projects that were removed from the Company’s 2015-2019 BMP. In addition, a R$ 126 impairment loss was recognized in Copacabana Drilling B.V., Grumari Drilling B.V., Ipanema Drilling B.V., Leblon Drilling B.V., Leme Drilling B.V. and Marambaia Drilling B.V., which are associates of Petrobras Netherland B.V. (PNBV, a wholly owned subsidiary of Petrobras) and are indirectly controlled by Sete Brasil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Those losses (R$ 293) were recognized in share of earnings in equity-accounted investments.

14.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas beginning with the acquisition of legal rights to explore a specific area through to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2015	12.31.2014
Property, plant and equipment
Opening Balance	18,594	20,619
Additions to capitalized costs pending determination of proved reserves	4,616	10,039
Capitalized exploratory costs charged to expense	(1,567)	(3,145)
Transfers upon recognition of proved reserves	(475)	(9,300)
Cumulative translation adjustment	180	381
Closing Balance	21,348	18,594
Intangible Assets	8,078	8,085
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	29,426	26,679

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Exploration costs recognized in the statement of income
Geological and geophysical expenses	676	714
Exploration expenditures written off (includes dry wells and signature bonuses)	1,663	2,552
Other exploration expenses	64	62
Total expenses	2,403	3,328

Cash used in:
Operating activities	740	776
Investment activities	4,932	5,871
Total cash used	5,672	6,647

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.        Trade payables

	Consolidated
	06.30.2015	12.31.2014
Third parties in Brazil	12,340	13,146
Third parties abroad	10,834	11,262
Related parties	1,407	1,516
Balance on current liabilities	24,581	25,924

16.            Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the different agreements. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation could trigger an event of default and a right to accelerate the debt.

A roll-forward of non-current debt is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Export Credit Agencies	Banking Markets	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	133	−	−	133
Additions (new funding obtained)	−	10,130	800	−	10,930
Interest incurred during the year	−	474	−	−	474
Foreign exchange/inflation indexation charges	−	2,518	192	3	2,713
Transfer from long term to short term	−	(3,395)	(373)	(43)	(3,811)
Balance as of December 31, 2014	−	77,795	3,456	74	81,325
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	1,154	7,711	16,921	135	25,921
Additions (new funding obtained)	665	15,633	32,542	−	48,840
Interest incurred during the year	9	50	108	18	185
Foreign exchange/inflation indexation charges	250	1,004	(3,392)	50	(2,088)
Transfer from long term to short term	(1,747)	(8,018)	(2,979)	(98)	(12,842)
Balance at December 31, 2014	13,930	79,414	142,930	1,723	237,997
Total Balance as of December 31, 2014	13,930	157,209	146,386	1,797	319,322
Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	−	175	−	−	175
Additions (new funding obtained)	−	9,512	−	−	9,512
Interest incurred during the year	−	490	−	−	490
Foreign exchange/inflation indexation charges	−	3,627	147	1	3,775
Transfer from long term to short term	−	(2,200)	(235)	(7)	(2,442)
Balance as of June 30, 2015	−	89,399	3,368	68	92,835
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	1,778	11,000	22,426	219	35,423
Additions (new funding obtained)	501	15,242	6,283	−	22,026
Interest incurred during the year	7	49	70	11	137
Foreign exchange/inflation indexation charges	503	1,607	(2,029)	66	147
Transfer from long term to short term	(1,196)	(3,105)	(13,474)	(64)	(17,839)
Balance as of June 30, 2015	15,523	104,207	156,206	1,955	277,891
Total Balance as of June 30, 2015	15,523	193,606	159,574	2,023	370,726

	Consolidated
Current	06.30.2015	12.31.2014
Short term debt	6,947	9,253
Current portion of long term debt	33,199	18,182
Accrued interest	4,464	4,088
	44,610	31,523

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2015	2016	2017	2018	2019	2020 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	2,881	7,415	6,633	8,010	13,431	32,577	70,947	62,432
Floating rate debt	1,578	6,387	4,832	6,234	11,693	25,983	56,707
Fixed rate debt	1,303	1,028	1,801	1,776	1,738	6,594	14,240
Average interest rate	12.0%	12.8%	12.5%	11.6%	10.7%	9.0%	10.5%

Financing in U.S. Dollars (US$):	17,494	27,956	27,226	34,488	55,534	115,809	278,507	259,544
Floating rate debt	15,273	13,516	15,861	26,951	40,431	41,970	154,002
Fixed rate debt	2,221	14,440	11,365	7,537	15,103	73,839	124,505
Average interest rate	3.0%	4.2%	4.5%	4.3%	4.5%	6.0%	5.0%

Financing in R$ indexed to US$:	681	1,227	2,187	2,183	2,175	18,996	27,449	28,080
Floating rate debt	37	73	72	68	60	169	479
Fixed rate debt	644	1,154	2,115	2,115	2,115	18,827	26,970
Average interest rate	7.3%	7.2%	7.0%	7.1%	7.0%	7.0%	7.0%

Financing in Pound Sterling (£):	293	−	−	−	−	8,376	8,669	7,630
Fixed rate debt	293	−	−	−	−	8,376	8,669
Average interest rate	7.2%	−	−	−	−	6.0%	6.0%

Financing in Japanese Yen :	816	1,194	287	261	−	−	2,558	2,479
Floating rate debt	130	260	260	260	−	−	910
Fixed rate debt	686	934	27	1	−	−	1,648
Average interest rate	1.0%	1.8%	0.8%	0.7%	−	−	1.3%

Financing in Euro :	451	38	38	9,512	4,515	12,629	27,183	25,999
Floating rate debt	22	36	36	36	36	541	707
Fixed rate debt	429	2	2	9,476	4,479	12,088	26,476
Average interest rate	0.8%	1.9%	1.9%	3.8%	3.9%	4.3%	4.0%

Financing in other currencies:	20	3	−	−	−	−	23	23
Fixed rate debt	20	3	−	−	−	−	23
Average interest rate	14.1%	15.3%	−	−	−	−	14.3%

Total as of June 30, 2015	22,636	37,833	36,371	54,454	75,655	188,387	415,336	386,187
Total Average interest rate	4.2%	5.9%	6.1%	5.4%	5.6%	6.5%	6.0%

Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946

* The average maturity of outstanding debt as of June 30, 2015 is 7.42 years, (6.10 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable - R$ 159,556 as of June 30, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2) - R$ 226,631 as of June 30, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2015, the capitalization rate was 4.93% p.a. (4.38% p.a. in the first half of 2014). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

16.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	500	−	500
Petrobras	1,500	−	1,500

In Brazil
Transpetro	10,058	3,376	6,682
Petrobras	6,127	5,148	979
PNBV	9,878	1,247	8,631
Liquigás	141	137	4

16.4.   Collateral

The financial institutions that have provided financing to the Company have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated commitments	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	314	(201)	113	46	(8)	38
2016 - 2019	2,380	(1,440)	940	198	(98)	100
2020 and thereafter	5,390	(1,659)	3,731	646	(571)	75
As of June 30, 2015	8,084	(3,300)	4,784	890	(677)	213
Current			208			45
Non-current			4,576			168
As of June 30, 2015			4,784			213
Current			157			42
Non-current			3,866			148
As of December 31, 2014			4,023			190

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.   Future minimum lease payments – non-cancelable operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2015	28,545
2016 - 2019	130,302
2020 and thereafter	187,664
As of June 30, 2015	346,511
As of December 31, 2014	314,505

As of June 30, 2015, the balance of estimated future minimum lease payments under operating leases includes      R$ 205,559 in the Consolidated financial statements (R$ 184,778 on December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2015, the Company recognized expenditures of R$ 15,330 (R$ 12,040 in the first half of 2014) for operating lease installments.

18.        Related parties

18.1.   Commercial and other transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.1.1.  By transaction and by company

	Parent Company
	Jan-Jun/2015						06.30.2015
By operation	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Profit or Loss
Revenues (mainly sales revenues)	73,936
Foreign exchange and inflation indexation charges, net	(3,962)
Financial income (expenses), net	(4,380)
Assets
Trade and other receivables		11,906	2,967	14,873
Trade and other receivables (mainly from sales)		10,711	−	10,711
Dividends receivable		675	−	675
Intercompany loans		−	243	243
Capital increase (advance)		−	882	882
Related to construction of natural gas pipeline		−	849	849
Finance leases		41	845	886
Other operations		479	148	627
Liabilities
Finance leases					(1,939)	(4,580)	(6,519)
Financing on credit operations					(5,986)	−	(5,986)
Intercompany loans					−	(34,865)	(34,865)
Prepayment of exports					(25,726)	(60,074)	(85,800)
Accounts payable to suppliers					(11,706)	−	(11,706)
Purchases of crude oil, oil products and others					(6,626)	−	(6,626)
Affreightment of platforms					(4,615)	−	(4,615)
Advances from clients					(465)	−	(465)
Other operations					(203)	(95)	(298)
As of June 30, 2015	65,594	11,906	2,967	14,873	(45,560)	(99,614)	(145,174)
Jan-Jun/2014	73,397
As of December 31, 2014		11,687	8,226	19,913	(38,352)	(80,795)	(119,147)

	Parent Company
	Jan-Jun/2015	06.30.2015
	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Subsidiaries (*)
Petrobras Distribuidora - BR	45,265	1,801	20	1,821	(264)	(20)	(284)
PIB-BV Holanda	6,313	4,097	106	4,203	(34,487)	(94,939)	(129,426)
Gaspetro	5,448	1,725	849	2,574	(449)	−	(449)
PNBV	1,030	2,688	27	2,715	(5,497)	−	(5,497)
Transpetro	447	318	−	318	(898)	−	(898)
Fundo de Investimento Imobiliário	(145)	17	−	17	(250)	(1,643)	(1,893)
Thermoelectrics	(110)	14	238	252	(114)	(1,009)	(1,123)
TAG	(920)	183	845	1,028	(2,558)	−	(2,558)
Other subsidiaries	2,003	852	876	1,728	(545)	−	(545)
	59,331	11,695	2,961	14,656	(45,062)	(97,611)	(142,673)
Structured Entities
CDMPI	(30)	−	−	−	(225)	(1,295)	(1,520)
PDET Off Shore	(28)	−	−	−	(173)	(633)	(806)
	(58)	−	−	−	(398)	(1,928)	(2,326)
Associates
Companies from the petrochemical sector	6,309	181	−	181	(19)	(75)	(94)
Other associates	12	30	6	36	(81)	−	(81)
	6,321	211	6	217	(100)	(75)	(175)
	65,594	11,906	2,967	14,873	(45,560)	(99,614)	(145,174)

(*) Includes its subsidiaries and joint ventures.

18.1.2.  Annual rates for intercompany loans

Intercompany loans are charged at interest rates based on market parameters and pursuant to applicable regulations, as set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Parent Company
	Assets		Liabilities
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Up to 5%	−	−	(4,497)	(4,269)
From 5.01% to 7%	−	−	(28,142)	(23,713)
From 7.01% to 9%	−	−	(2,226)	(1,834)
More than 9.01%	243	6,828	−	−
	243	6,828	(34,865)	(29,816)

18.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in receivables investment funds (FIDC-NP and FIDC-P) and the funds received from the Parent Company are used by FIDC-NP and FIDC-P to purchase performing and/or non-performing trade receivables from transactions carried out by subsidiaries of Petrobras.

Investments in government bonds made by FIDC-NP and FIDC-P are classified as cash and cash equivalents or marketable securities, according to their expected realization.

Performing trade receivables purchased by FIDC-NP and FIDC-P are classified as trade accounts receivable until the receivables are paid. Non-performing trade receivables are classified as current liabilities (short-term debt).

	Parent Company
	06.30.2015	12.31.2014
Cash and cash equivalents and Marketable securities	9,069	8,334
Assignment of receivables	(1,366)	(1,536)
Total recognized within current assets	7,703	6,798

Assignments of non-performing receivables	(17,902)	(17,067)
Total recognized within current liabilities	(17,902)	(17,067)

	Jan-Jun/2015	Jan-Jun/2014
Finance income FIDC P and NP	360	82
Finance expense FIDC P and NP	(932)	(726)
Net finance income (expense)	(572)	(644)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.3.   Collateral Granted

Petrobras collateralizes certain financial transactions carried out by its foreign subsidiaries.

Petrobras, based on contractual clauses that support the financial transactions between foreign subsidiaries and third parties, collateralizes the payment of debt service in the event that a subsidiary defaults on a financing agreement.

The outstanding balance of financial transactions carried out by these subsidiaries and collateralized by Petrobras is set out below:

	06.30.2015						12.31.2014
Maturity date of the loans	PGF	PGT	PNBV	TAG	Others	Total	Total
2015	−	2,792	6,227	−	−	9,019	14,433
2016	18,416	−	2,591	−	−	21,007	18,123
2017	14,737	−	2,529	−	931	18,197	16,121
2018	16,735	10,859	9,487	−	3,078	40,159	33,121
2019	23,890	21,408	8,393	−	729	54,420	46,258
2020	14,623	16,537	2,153	−	−	33,313	28,715
2021 and thereafter	83,595	24,840	10,999	13,955	3,159	136,548	97,997
	171,996	76,436	42,379	13,955	7,897	312,663	254,768

18.4.   Investment in an investment fund by subsidiaries abroad

As of June 30, 2015, a subsidiary of PIB BV had R$ 20,682 (R$ 17,594 as of December 31, 2014) invested in an investment fund abroad that held debt securities of Petrobras, of TAG (a subsidiary of Petrobras) and its subsidiaries, and of consolidated structured entities, mainly with respect to the following projects: Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Jan-Jun/ 2015		06.30.2015	Jan-Jun/ 2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	5,214	1,160	295	5,135	1,343	519
Petrochemical companies	6,304	197	96	8,862	545	219
Other associates and joint ventures	904	445	601	1,324	405	699
	12,422	1,802	992	15,321	2,293	1,437

Government entities
Government bonds	626	8,852	−	815	11,525	−
Banks controlled by the Federal Government	(5,473)	12,496	90,177	(2,784)	10,131	75,181
Receivables from the Electricity sector (note 7.4)	1,189	9,239	−	923	7,879	−
Petroleum and alcohol account - receivables from Federal government (note 18.6)	5	848	−	−	843	−
Federal Government - dividends and interest on capital	−	−	−	(61)	−	−
Others	71	618	679	11	639	595
	(3,582)	32,053	90,856	(1,096)	31,017	75,776
Pension plans	−	−	169	(1)	−	358
	8,840	33,855	92,017	14,224	33,310	77,571

Revenues (mainly sales revenues)	13,380			16,261
Foreign exchange and inflation indexation charges, net	(2,097)			(403)
Finance income (expenses), net	(2,443)			(1,634)
Current assets		15,033			17,837
Non-current assets		18,822			15,473
Current liabilities			11,361			4,928
Non-current liabilities			80,656			72,643
	8,840	33,855	92,017	14,224	33,310	77,571

18.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of June 30, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 848 (R$ 843 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court ordered expert proceedings are ongoing.

18.7.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Jan-Jun/2015			Jan-Jun/2014
	Officers	Board	Total	Officers	Board	Total
Wages and short-term benefits	6.8	0.5	7.3	5.0	0.6	5.6
Social security and other employee-related taxes (*)	1.8	0.1	1.9	1.3	0.1	1.4
Post-employment benefits (pension plan)Pension	0.4	−	0.4	0.3	−	0.3
Total compensation recognized in the statement of incomeTotal remuneration - scope	9.0	0.6	9.6	6.6	0.7	7.3
Total compensation paid remuneration - held payment	9.0	0.6	9.6	9.0	0.7	9.7

Number of members	8	10	18	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included insince 2014, but were not disclosedincluded in the notes to the financial statements.

In the first half of 2015, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 31.0 (R$ 32.6 in the first half of 2014).

The Extraordinary General Meeting held on July 1, 2015 amended article 18 of the Company's Bylaws to allow board members to have alternates, limited to the following two years period; and article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly compensation, subject to the total board members compensation limits established in the General Meeting.

The Extraordinary General Meeting also voted to increase the total board members compensation established at the Annual General Meeting held on April 29, 2015, by R$ 754 thousand, in order to cover the compensation of the alternate board members from July 2015 to March 2016.

19.        Provision for decommissioning costs

		Consolidated
Non-current liabilities	06.30.2015	12.31.2014
Opening balance	21,958	16,709
Adjustment to provision	(136)	6,196
Payments made	(1,866)	(1,603)
Interest accrued	391	475
Others	228	181
Closing balance	20,575	21,958

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Taxes

20.1.   Current taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Taxes in Brazil	2,746	2,705	724	370
Taxes Abroad	27	118	186	287
	2,773	2,823	910	657

	Consolidated
	Current assets		Non-current assets		Current liabilities
	06.30.2015	12.31.2014	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Taxes In Brazil
ICMS/ Deferred ICMS (VAT)	4,029	4,707	1,994	2,090	3,849	3,386
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	2,714	2,201	7,765	7,923	1,133	784
CIDE	67	35	−	−	452	20
Production Taxes (Special Participation / Royalties)	−	−	−	−	3,982	4,031
Withholding income tax and social contribution	−	−	−	−	1,344	1,290
Tax on financial operations (IOF)	−	−	−	−	4,373	−
Others	207	195	546	610	737	745
	7,017	7,138	10,305	10,623	15,870	10,256
Taxes Abroad	137	162	27	22	446	540
	7,154	7,300	10,332	10,645	16,316	10,796

On July 16, 2015 Petrobras paid R$ 1,580 (R$ 1,183 in cash and R$ 397 in tax credits) related to a definitive ruling at the administrative stage with respect to a Tax Deficiency Notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued on July 30, 2015 by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, provide taxpayers that participated in the 2014 tax amnesty program (pursuant to Law 12,996/14), an opportunity for relief in connection with additional existing federal tax debts. The Company has decided to pay the Tax Deficiency Notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2007, 2009 and 2010 and to pay its debts related to the IOF applicable to similar intercompany loans made in other periods, for which a Tax Deficiency Notice had not been issued (2011 and 2012), in the amount of R$ 2,793. The Company has also modified its procedures with respect to the payment of the IOF applicable to this kind of transaction.

As a result, the Company recognized other taxes expense of R$ 3,072 and finance expense of R$ 1,301 in the quarter ended June 30, 2015.

The Company is currently carrying out studies to evaluate the use of the relief provided by the tax amnesty program to pay additional contingent tax liabilities (related to Brazilian Federal taxes).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.2.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in the statement of income for the year	(4,844)	10,172	779	(85)	420	6,752	(21)	(3,162)	(1,986)	8,025
Recognized in shareholders’ equity	−	−	4,734	(97)	−	(459)	−	−	3,175	7,353
Cumulative translation adjustment	−	(184)	9	−	(4)	338	10	(2)	(177)	(10)
Others (*)	−	(46)	(15)	(177)	24	(130)	−	−	156	(188)
Balance at December 31, 2014	(36,249)	557	10,155	(1,573)	1,397	17,772	1,335	(19)	1,246	(5,379)
Recognized in the statement of income for the year	(2,603)	(1,539)	107	57	81	2,265	189	24	(2,393)	(3,812)
Recognized in shareholders’ equity	−	205	6,895	(205)	−	(687)	−	−	872	7,080
Cumulative translation adjustment	−	205	(3)	−	4	578	6	(4)	(670)	116
Others	−	(16)	270	−	(3)	8	−	−	(303)	(44)
Balance at June 30, 2015	(38,852)	(588)	17,424	(1,721)	1,479	19,936	1,530	1	(1,248)	(2,039)

Deferred tax assets										2,673
Deferred tax liabilities										(8,052)
Balance at December 31, 2014										(5,379)

Deferred tax assets										2,888
Deferred tax liabilities										(4,927)
Balance at June 30, 2015										(2,039)

(*) Relates primarily to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.3.   Brazilian Tax Law – Law 12,973

On May 14, 2014, Law 12,973 was enacted, establishing, among other matters, the repeal of the Transition Tax Regime (Regime Tributário de Transição - RTT) established by Law 11,941 enacted on May 27, 2009.

Regulation for this law was established by Normative Instruction 1,515, issued on November 24, 2014 and by Normative Instruction 1,520, issued on  December 4, 2014, both issued by the Federal Revenue Secretariat of Brazil (Secretaria da Receita Federal do Brasil).

Management decided to adopt articles 1, 2 and 4 to 70 of Law 12,973/2014, with respect to the adoption of the new tax regime (repealing RTT), beginning in 2015.

20.3.1. Brazilian income taxes on income of companies incorporated outside Brazil

As of June 30, 2015 the Company has recognized additional income taxes expenses of R$ 1,097 related to Brazilian income taxes on income of companies incorporated outside Brazil in the first half of 2015, as set out in the amended Brazilian Tax Law.

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Jun/ 2015	Jan-Jun/ 2014
Income before income taxes	11,132	15,456
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,785)	(5,255)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,179	1,034
Tax incentives	10	61
Tax loss carryforwards (unrecognized tax losses)	(390)	(21)
Non taxable income (deductible expenses), net (*)	(1,535)	(401)
Tax credits of companies abroad in the exploration stage	−	(3)
Brazilian income taxes on income of companies incorporated outside Brazil	(1,097)	−
Others	(78)	106
Income tax and social contribution expense	(5,696)	(4,479)
Deferred income tax and social contribution expense	(3,812)	(2,296)
Current income tax and social contribution	(1,884)	(2,183)
	(5,696)	(4,479)
Effective Tax Rate	51.2%	29.0%

(*) Includes the principal portion of the IOF tax contingency, as set out in note 20.1 (only the interest and inflation indexation portions are deductible) and share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at December 31, 2013	12,515	284	16,397	257	29,453
(+) Remeasurement effects recognized in OCI	7,576	363	5,777	8	13,724
(+) Costs incurred in the year	1,881	116	2,714	62	4,773
(-) Contributions paid	(579)	−	(930)	(12)	(1,521)
(-) Payments related to the Term of Financial Commitment (TFC)	(478)	−	−	−	(478)
Others	1	(1)	(1)	(32)	(33)
Balance at December 31, 2014	20,916	762	23,957	283	45,918

Current	1,170	−	939	6	2,115
Non-current	19,746	762	23,018	277	43,803
	20,916	762	23,957	283	45,918

(+) Costs incurred in the period	1,450	124	1,751	43	3,368
(-) Contributions paid	(287)	−	(553)	(18)	(858)
(-) Payments related to the Term of Financial Commitment (TFC)	(271)	−	−	−	(271)
Others	−	−	−	26	26
Balance at June 30, 2015	21,808	886	25,155	334	48,183

Current	1,164	−	939	6	2,109
Non-current	20,644	886	24,216	328	46,074
	21,808	886	25,155	334	48,183

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Current service cost	138	74	219	18	449
Interest cost over net liabilities / (assets)	1,312	50	1,532	25	2,919
Net costs for the period Jan-Jun/2015	1,450	124	1,751	43	3,368
Related to active employees:
Included in the cost of sales	431	67	417	3	918
Operating expenses in the statement of income	218	50	250	37	555
Related to retired employees	801	7	1,084	3	1,895
Net costs for the period Jan-Jun/2015	1,450	124	1,751	43	3,368
Net costs for the period Jan-Jun/2014	814	58	1,354	26	2,252

As of June 30, 2015, the Company had the balance of crude oil and oil products of R$ 6,508 (R$ 6,151 as of December 31, 2014). pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first half of 2015, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 429 (R$ 375 in the first half of 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2015 profit sharing benefit

The PLR amounts for Jan-Jun/2015 are as follows:

Jan-Jun/2015
Consolidated net income attributable to shareholders of Petrobras	5,861
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.1875%
Profit sharing - Subsidiaries in Brasil	363
Profit sharing - Companies abroad	−
Profit sharing	363

(*) The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

21.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of June 30, 2015, 6,038 separations and 589 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at December 31, 2014	1,035
Revision of provision	82
Use for separations	(475)
Closing balance at June 30, 2015	642

Current	396
Non-current	246

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital

At June 30, 2015, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Earnings per share

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Net income attributable to Shareholders of Petrobras	5,861	10,352
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.45	0.79

23.        Sales revenues

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Gross sales	193,287	198,256
Sales taxes	(38,991)	(34,413)
Sales revenues (*)	154,296	163,843
Diesel	48,610	47,782
Automotive gasoline	26,030	27,112
Fuel oil (including bunker fuel)	4,165	4,816
Naphtha	4,276	6,959
Liquefied petroleum gas	4,495	4,219
Jet fuel	5,330	6,563
Other oil products	5,714	6,709
Subtotal oil products	98,620	104,160
Natural gas	9,521	9,109
Ethanol, nitrogen products, renewables and other nonoil products	5,774	4,181
Electricity, services and others	8,080	9,341
Domestic market	121,995	126,791
Exports	15,191	14,804
International sales (**)	17,110	22,248
Sales revenues (*)	154,296	163,843

(*) Analysis of sales revenues by business segment is set out in note 28.
(**) Sales revenues from operations outside of Brazil, other than exports.

24.        Other expenses, net

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Pension and medical benefits (retirees)	(1,895)	(1,104)
Unscheduled stoppages and pre-operating expenses	(1,782)	(1,208)
Reversal / Recognition of impairment	(1,286)	15
(Losses) / Gains related to legal, administrative and arbitration proceedings	(739)	(784)
Institutional relations and cultural projects	(718)	(880)
Health, safety and environment	(152)	(170)
Voluntary Separation Incentive Plan - PIDV	(81)	(2,376)
E&P areas returned and cancelled projects	(69)	(494)
Government grants	19	175
Amounts recovered – “overpayments incorrectly capitalized”	157	−
Gains / (Losses) on disposal / write-offs of assets	258	807
Reimbursements from E&P partnership operations	481	383
Others (*)	31	(122)
	(5,776)	(5,758)

(*) In 2014, includes additional profit sharing benefit in the amount of R$ 388 for 2013, as set out on note 22.7 to the audited consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

 The Company has classified inventory write-downs to net realizable value as cost of sales (previously classified as other expenses, net), as it believes it is the best presentation, consistent with market practices. R$ 488 were reclassified in the consolidated in Jan-Jun/2014.

25.        Costs and Expenses by nature

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Raw material / products for resale	(51,848)	(75,222)
Materials, third-party services, freight, rent and other related costs	(29,145)	(23,481)
Depreciation, depletion and amortization	(17,544)	(14,833)
Employee compensation	(15,310)	(16,089)
Production taxes	(10,515)	(16,427)
Unscheduled stoppages and pre-operating expenses	(1,782)	(1,208)
(Losses) / Gains on legal, administrative and arbitration proceedings	(739)	(784)
Other taxes	(4,713)	(640)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(1,663)	(2,552)
Institutional relations and cultural projects	(718)	(880)
Health, safety and environment	(152)	(170)
Impairment (losses) / reversals	(1,286)	15
E&P areas returned and cancelled projects	(69)	(494)
Amounts recovered – “overpayments incorrectly capitalized”	157	−
Gains / (Losses) on disposal / write-offs of assets	258	807
Allowance for impairment of trade receivables	(24)	(209)
Changes in inventories	3,256	4,101
	(131,837)	(148,066)

Statement of Income
Cost of sales	(106,324)	(125,862)
Selling expenses	(5,610)	(5,497)
General and administrative expenses	(5,474)	(5,140)
Exploration costs	(2,403)	(3,328)
Research and development expenses	(1,174)	(1,193)
Other taxes	(4,713)	(640)
Other expenses, net	(5,776)	(5,758)
Profit sharing	(363)	(648)
	(131,837)	(148,066)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Net finance income (expense), net

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Foreign exchange gains/ (losses) and inflation indexation charges on debt (*)	(4,618)	481
Debt interest and charges	(9,850)	(7,534)
Income from investments and marketable securities	944	1,203
Financial result on net debt	(13,524)	(5,850)
Capitalized borrowing costs	2,730	4,332
Gains (losses) on derivatives, net	(284)	(37)
Interest income from marketable securities	78	74
Other finance expense and income, net	(1,477)	(350)
Other foreign exchange gains/ (losses) and indexation charges, net	808	717
Finance income (expenses), net	(11,669)	(1,114)
Income	1,349	1,800
Expenses	(9,252)	(4,091)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(3,766)	1,177
	(11,669)	(1,114)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

27.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Jun/2015	Jan-Jun/2014
Amounts paid / received during the period
Income taxes paid	1,177	1,114
Withholding income tax paid on behalf of third-parties	1,805	2,620

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	177	10
Recognition (reversal) of provision for decommissioning costs	(62)	(45)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Segment information

Consolidated assets by Business Area - 06.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	19,896	41,605	10,729	180	9,053	6,439	85,000	(12,522)	160,380
Non-current assets	418,946	148,528	66,589	2,443	11,425	32,823	21,300	(3,135)	698,919
Long-term receivables	19,803	10,229	5,239	10	4,614	5,332	13,974	(2,970)	56,231
Investments	594	4,428	1,433	1,893	54	6,846	339	−	15,587
Property, plant and equipment - Total	390,848	133,242	59,055	540	6,147	19,120	6,309	(165)	615,096
Operating assets	283,275	110,318	47,908	496	5,111	15,718	5,592	(165)	468,252
Under construction	107,573	22,924	11,147	44	1,036	3,402	717	−	146,844
Intangible assets	7,701	629	862	−	610	1,525	678	−	12,005
Total Assets	438,842	190,133	77,318	2,623	20,478	39,262	106,300	(15,657)	859,299

Consolidated assets by Business Area - 12.31.2014	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment - Total	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976
Total Assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 06.30.2015

	E&P	Abastecimiento	Gas & Energía	Biocombusti-bles	Distribución	Internacional	Corporativo	Eliminación	Total
Sales revenues	57,546	114,446	20,868	308	47,723	13,857	−	(100,452)	154,296
Intersegments	56,800	38,707	3,286	292	916	451	−	(100,452)	−
Third parties	746	75,739	17,582	16	46,807	13,406	−	−	154,296
Cost of sales	(39,051)	(92,470)	(17,207)	(340)	(44,121)	(11,590)	−	98,455	(106,324)
Gross profit	18,495	21,976	3,661	(32)	3,602	2,267	−	(1,997)	47,972
Expenses	(5,014)	(4,656)	(1,975)	(79)	(2,441)	(1,144)	(10,183)	342	(25,150)
Selling, general and administrative	(720)	(3,532)	(466)	(55)	(2,472)	(1,157)	(3,025)	343	(11,084)
Exploration costs	(2,277)	−	−	−	−	(126)	−	−	(2,403)
Research and development	(448)	(189)	(124)	(17)	(2)	(4)	(390)	−	(1,174)
Other taxes	(109)	(215)	(806)	(1)	(20)	(165)	(3,397)	−	(4,713)
Other operating expenses, net	(1,460)	(720)	(579)	(6)	53	308	(3,371)	(1)	(5,776)
Income (loss) before financial results, profit sharing and income taxes	13,481	17,320	1,686	(111)	1,161	1,123	(10,183)	(1,655)	22,822
Financial income (expenses), net	−	−	−	−	−	−	(11,669)	−	(11,669)
Share of profit of equity-accounted investments	(187)	498	168	(279)	3	141	(2)	−	342
Profit sharing	(63)	(194)	(12)	(1)	(45)	(3)	(45)	−	(363)
Net Income (loss) before income taxes	13,231	17,624	1,842	(391)	1,119	1,261	(21,899)	(1,655)	11,132
Income tax and social contribution	(4,562)	(5,823)	(569)	38	(380)	(171)	5,208	563	(5,696)
Net income (loss)	8,669	11,801	1,273	(353)	739	1,090	(16,691)	(1,092)	5,436
Net income attributable to:
Shareholders of Petrobras	8,675	11,803	1,125	(353)	739	919	(15,955)	(1,092)	5,861
Non-controlling interests	(6)	(2)	148	−	−	171	(736)	−	(425)
	8,669	11,801	1,273	(353)	739	1,090	(16,691)	(1,092)	5,436

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 06.30.2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	78,863	129,097	19,924	256	47,371	16,993	−	(128,661)	163,843
Intersegments	78,384	45,824	1,763	223	1,327	1,140	−	(128,661)	−
Third parties	479	83,273	18,161	33	46,044	15,853	−	−	163,843
Cost of sales	(39,570)	(137,890)	(17,220)	(315)	(43,500)	(15,002)	−	127,635	(125,862)
Gross profit	39,293	(8,793)	2,704	(59)	3,871	1,991	−	(1,026)	37,981
Expenses	(6,581)	(4,543)	(1,269)	(79)	(2,377)	(885)	(6,075)	253	(21,556)
Selling, general and administrative	(440)	(3,454)	(1,452)	(57)	(2,224)	(853)	(2,413)	256	(10,637)
Exploration costs	(3,132)	−	−	−	−	(196)	−	−	(3,328)
Research and development	(618)	(195)	(94)	(14)	(1)	(2)	(269)	−	(1,193)
Other taxes	(53)	(113)	(103)	(1)	(18)	(111)	(241)	−	(640)
Other operating expenses, net	(2,338)	(781)	380	(7)	(134)	277	(3,152)	(3)	(5,758)
Income (loss) before financial results, profit sharing and income taxes	32,712	(13,336)	1,435	(138)	1,494	1,106	(6,075)	(773)	16,425
Financial income (expenses), net	−	−	−	−	−	−	(1,114)	−	(1,114)
Share of profit of equity-accounted investments	−	224	320	(49)	−	291	7	−	793
Profit sharing	(223)	(182)	(25)	−	(45)	(12)	(161)	−	(648)
Net Income (loss) before income taxes	32,489	(13,294)	1,730	(187)	1,449	1,385	(7,343)	(773)	15,456
Income tax and social contribution	(11,046)	4,596	(480)	46	(493)	(135)	2,769	264	(4,479)
Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net income attributable to:
Shareholders of Petrobras	21,447	(8,691)	1,217	(141)	956	1,146	(5,073)	(509)	10,352
Non-controlling interests	(4)	(7)	33	−	−	104	499	−	625
	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	06.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,874	6,897	721	6,425	10	(3,070)	13,857
Intersegments	1,456	1,999	52	4	10	(3,070)	451
Third parties	1,418	4,898	669	6,421	−	−	13,406

Income (loss) before financial results, profit sharing and income taxes	907	251	70	152	(300)	43	1,123
Net income (loss) attributable to shareholders of Petrobras	891	206	128	131	(480)	43	919

Income statement	06.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	3,795	9,153	561	5,872	18	(2,406)	16,993
Intersegments	1,615	1,874	39	3	15	(2,406)	1,140
Third parties	2,180	7,279	522	5,869	3	−	15,853
Income before financial results, profit sharing and income taxes	961	173	97	177	(267)	(35)	1,106
Net income (loss) attributable to shareholders of Petrobras	1,079	195	129	166	(388)	(35)	1,146

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 06.30.2015	29,558	5,370	1,390	2,701	3,444	(3,201)	39,262
As of 12.31.2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company has maintained the presentation of the results of international activities as a separate component.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings,  judicial deposits and contingent liabilities

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out below:

	Consolidated
Non-current liabilities	06.31.2015	12.31.2014
Labor claims	1,972	1,904
Tax claims	343	276
Civil claims	1,992	1,770
Environmental claims	116	105
Other claims	23	36
	4,446	4,091

Opening Balance	4,091	2,918
New provisions, net	632	1,775
Payments made	(29)	(740)
Accruals and charges	124	155
Others	(372)	(17)
Closing Balance	4,446	4,091

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2015	12.31.2014
Labor	2,657	2,464
Tax	3,948	2,671
Civil	2,247	1,760
Environmental	223	213
Others	19	16
	9,094	7,124

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of June 30, 2015 for which the likelihood of loss is considered to be possible are set out in the table below (Consolidated):

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Estimate
Tax	96,838
Civil - General	12,594
Labor	13,535
Civil - Environmental	5,054
Others	3
128,024

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the likelihood of loss is considered to be possible are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	21,792
2) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad from 2005 to 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	7,026
3) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: Awaiting the hearing of an appeal at the administrative and judicial level.	5,815
4) Deduction from taxable income of expenses from Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,124
5) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs
Current status: Awaiting the hearing of an appeal at the administrative level.	4,877
6) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	10,169
7) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,271
8) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving administrative proceedings.	2,050

9) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,717
Plaintiff: State of São Paulo Finance Department

10) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative and judicial stages.	4,922
Plaintiff: States of PR, AM, BA, DF, ES, PA, PE and RJ Finance Departments
11) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative and judicial levels.	1,665
Plaintiff: State of Rio de Janeiro Finance Department
12) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,649
13) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,967
14) Alleged failure to write-down VAT (ICMS) credits related to tax-free or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	1,458
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in administrative and judicial stages.	2,587
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,043
Plaintiff: States of Rio de Janeiro, São Paulo and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,069
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
18) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker fuel.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,193
19) Other tax matters	15,444
Total tax matters	96,838

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages.	3,556

2) ANP required Petrobras to pay special participation charges (government take) in Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu in the Parque das Baleias complex located in Campos Basin as a single (unitized) oil field.

Current status: The claim is being disputed at the judicial stage, in which the Court of Arbitration has preliminarily ruled in favor of the plaintiff and determined that the Company pay the alleged differences. The Company filed an appeal and a request to cease the effects of the Court of Arbitration ruling.	2,333
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3)Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	1,475
4) Other civil matters	5,230
Total for civil matters	12,594

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,321
2) Other environmental matters	2,733
Total for environmental matters	5,054

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court a law suit seeking an interpretation of the clause of the collective bargaining agreement that is being questioned before the Labor Courts.	3,317
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the State of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,208
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,056
4) Other labor matters	7,954
Total for labor matters	13,535

29.2.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement during the Class Period, and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss.

On July 9, 2015, the judge presiding the class actions ruled on the Motion to Dismiss, partially granting the Company's motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s Bylaws. The judge rejected other arguments presented in the Motion to Dismiss and, as a result, the class action will continue with respect to other claims alleged by the lead plaintiff.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

On July 20, 2015, the judge responsible for the class action issued an order that, among other things, provided for the trial in the class action to begin no later than August 1, 2016.

In addition, to date, eleven lawsuits have been filed by individual investors in the SDNY consisting of allegations similar to those in the consolidated amended complaint.

The plaintiffs have not specified an amount of alleged damages in the class action or the additional individual actions. Because these actions are in their early stages, the possible loss or range of loss arising from the litigation cannot be estimated with reliability. The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,477, of which R$ 4,965 were still in force as of June 30, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,060 and bank guarantees of R$ 905.

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of June 30, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2015	12.31.2014	06.30.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts (*)	(20,794)	(4,314)	152	186
Long position/Crude oil and oil products	73,835	84,544	−	−	2015
Short position/Crude oil and oil products	(94,629)	(88,858)	−	−	2015
Options (*)	4,300	(594)	22	2
Call/Crude oil and oil products	−	(364)	−	(1)	2015
Put/Crude oil and oil products	4,300	(230)	22	3	2015
Forward contracts			3	3
Long position/ Foreign currency forwards (ARS/USD)	USD 0	USD 10	−	(3)	2015
Short position/ Foreign currency forwards (BRL/USD)	USD 11	USD 249	3	6	2015
Swap			−	−
Interest – Euribor x Fixed rate	EUR 3	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap			(143)	(113)
Foreign currency - Cross-currency Swap	USD 298	USD 298	(78)	(59)	2016
Interest – Libor /Fixed rate	USD 408	USD 419	(65)	(54)	2020

Total recognized in the Statement of Financial Position			34	78

(*) Notional value (thousand bbl)

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/ 2015	Jan-Jun/ 2014	Jan-Jun/ 2015	Jan-Jun/ 2014	06.30.2015	12.31.2014
Commodity derivatives	(311)	(19)	−	−	125	17
Foreign currency derivatives	41	(18)	10	10	−	−
Interest rate derivatives	(14)	−	(1)	(3)	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	(284)	(37)	9	7	125	17
Cash flow hedge on exports (***)	(2,331)	(770)	(20,627)	7,545	−	−
	(2,615)	(807)	(20,618)	7,552	125	17

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2015 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	152	(495)	(1,143)
Forward contracts	Foreign currency - depreciation of the BRL against the USD	−	5	9
Forward contracts	Foreign currency - appreciation of the ARS against the USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	22	4	1
		174	(486)	(1,133)
Derivatives designated for hedge accounting
Swap		(21)	(183)	(305)
Debt	Foreign currency - appreciation of the JPY against the USD	21	183	305
Net effect		−	−	−

Swap		14	(3)	(5)
Debt	Interest - LIBOR increase	(14)	3	5
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 2.49% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.35% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 3.41% depreciation of the Peso; LIBOR Forward Curve - a 0.32% increase throughout the curve; EURIBOR Forward Curve - a 0.12% increase throughout the curve.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not usually use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)      Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 7.42 years).

The principal amounts, the fair value as of June 30, 2015, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income, based on a USD1.00 / BRL 3.1026 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount as of June 30, 2015

Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2015 to November 2024	55,899	173,432

Changes in the amounts of principal and interest	US$ million
Amounts designated as of December 31, 2014	50,858
New hedging instruments designated	8,502
Exports affecting profit or loss	(2,725)
Principal repayments / amortization	(736)
Amounts designated as of June 30, 2015	55,899

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of June 30, 2015 is set out below:

	Consolidated
	2015	2016	2017	2018	2019	2020	2021	2022	2023 and 2024	Total
Expected reclassification	(3,073)	(6,412)	(7,341)	(7,287)	(6,429)	(5,109)	(4,612)	(4,89 3)	(2,140)	(47,296)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 06.30.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	9,198		229	2,300	4,599
Liabilities	(194,866)	Dollar/ Real	(4,861)	(48,717)	(97,433)
Cash flow hedge on exports	173,432		4,327	43,358	86,716
	(12,236)		(305)	(3,059)	(6,118)
Liabilities (**)	(1,841)	Yen/ Dollar	43	(460)	(921)
	(1,841)		43	(460)	(921)
Assets	35		(1)	9	18
Liabilities	(7,198)	Euro/ Real	120	(1,799)	(3,599)
	(7,163)		119	(1,790)	(3,581)
Assets	19,004	Euro/ Dollar	(772)	4,751	9,502
Liabilities	(38,712)		1,572	(9,678)	(19,356)
	(19,708)		800	(4,927)	(9,854)
Assets	18	Pound Sterling/ Real	−	5	9
Liabilities	(2,325)		22	(581)	(1,163)
	(2,307)		22	(576)	(1,154)
Assets	5,382	Pound Sterling/ Dollar	(180)	1,345	2,691
Liabilities	(11,767)		394	(2,942)	(5,884)
	(6,385)		214	(1,597)	(3,193)
Assets	632	Peso/ Dollar	22	158	316
Liabilities	(2,014)		(69)	(504)	(1,007)
	(1,382)		(47)	(346)	(691)
	(51,022)		846	(12,755)	(25,512)

(*) On June 30, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 2.49% depreciation of the Real / Yen x Dollar – a 2.35% depreciation of the Yen / Peso x Dollar – a 3.41% depreciation of the Peso / Euro x Dollar – a 4.06% depreciation of the Euro / Pound Sterling x Dollar – a 3.35% depreciation of the Pound Sterling / Real x Euro - an 1.67% appreciation of the Real / Real x Pound Sterling - a 0.94% appreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions, related to collaterals received, cash surplus invested and derivative financial instruments is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently being achieved, for example, by seeking funding in the Asian banking market. The Company intends to use different funding sources (banking market, export credit agencies - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s 2015/2016 divestment program (of US$ 15.1 billion) will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2015	2016	2017	2018	2019	2020 and thereafter	06.30.2015	12.31.2014
	30,563	58,215	55,146	71,901	89,781	309,254	614,860	477,331

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	5,624	−	−	5,624
Commodity derivatives	174	−	−	174
Foreign currency derivatives	−	−	−	−
Balance at June 30, 2015	5,798	−	−	5,798
Balance at December 31, 2014	7,390	6	−	7,396

Liabilities
Foreign currency derivatives	−	(75)	−	(75)
Interest derivatives	−	(65)	−	(65)
Balance at June 30, 2015	−	(140)	−	(140)
Balance at December 31, 2014	−	(116)	−	(116)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of June 30, 2015, computed based on the prevailing market rates is set out in note 16.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2014 and the interim statements as of June 30, 2015

	Number of notes
Notes to the Financial Statements	Annual for 2014	Quarterly information for 2Q-2015
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets and legal mergers	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employe benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Guarantees for concession agreements for petroleum exploration	32	30
Risk management and derivative instruments	33	31
Fair value of financial assets and liabilities	34	32

(*) Summary of significant accounting policies

The notes to the annual report 2014 that were suppressed in the 2Q-2015 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Contingent assets	30.3
Natural Gas Purchase Commitments	31
Capital management	33.4
Insurance	33.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.